Mail Stop 4-06

								January 23, 2006

Howard J. Nellor
President and Chief Executive Officer
Peerless Systems Corporation
2381 Rosecrans Avenue
El Segundo, CA  90245

	Re:	Peerless Systems Corporation
      Form 10-K for Fiscal Year Ended January 31, 2005
Forms 10-Q for Fiscal Quarters Ended April 30, 2005, July 31, 2005 and October 31, 2005
      File No. 000-21287

Dear Mr. Nellor:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 23, 2005

Critical Accounting Policies, page 30

1. Please provide a historical analysis of such adjustments to estimated costs for the three years and interim periods ended October
31, 2005. Describe for us in greater detail the process used to derive the estimates and the causes for the fiscal 2006 control deficiencies related to the adjustments to the components of product licensing reserve. Your response should clarify how "projections" of revenues are used to estimate these costs.

2. Explain why you characterize adjustments for actual costs to your estimates as "losses". Clarify whether the term "losses" refers to your estimated accrual or additional adjustments based on actual results. Clarify whether these adjustments have historically been losses or credits to the expense actual.

Item 9A.  Controls and Procedures, page 36

3. We note your disclosure deficiencies in internal controls related
to the estimation process for the timely recording of accruals of third party product licensing costs and excess ESPP purchases as of
July 31, 2005.  Tell us whether these deficiencies existed at
January
31, 2005 and April 30, 2005 and the basis for your conclusions that
the Company`s disclosure controls and procedures were nonetheless
effective at the end of those periods.    In addition, provide a
materiality assessment inclusive of the balance sheet impact for each of the affected periods from January 31, 2005 through July 31, 2005.
Your current disclosure on page 29 of the July 31, 2005 Form 10-Q indicates that matters were not material to "financial results" for the three and six months ended July 31, 2005.

Note 1.  Organization, Business and Summary of Significant
Accounting
Policies, page F-7

Revenue Recognition, page F-10

4. Explain to us and disclose any material revenue contingencies such
as return rights, acceptance conditions (i.e., sell-through to customer, etc.), warranties and price concessions offered to your customers. Describe your accounting for these contingencies and the
related significant assumptions.   Material changes and reasonably
likely uncertainties associated with these contingencies should be addressed in MD&A.

5. For modification or customization of development license software that is essential to software functionality revise your disclosure to explain the basis for recognizing revenue "over the course of the modification work." Tell us and disclose how your accounting complies with paragraphs 74-91 of SOP 97-2. Disclose how progress is measured, identify contract milestones and explain how milestones relate to performance and revenue recognition.

6. Explain to us the nature of the elements included in the engineering services contracts accounted for under percentage of completion contract accounting. Tell us how you classify contract elements of hardware, software license product and services revenues and costs from those contracts on the face of the statement of operations following Rules 5-03.1 and 2 of Regulation S-X.

7. We note your discussion of hardware product offerings in your Part
I., Item 1 Business discussion beginning on page 5. Tell us and disclose how hardware product sales are accounted for and classified in the statement of operations and reference the applicable accounting guidance supporting your hardware offerings. For example, the Company`s revenue recognition policy does not address the hardware chip sales of application specific integrated circuit ("ASIC") compression technology. Clarify and/or disclose if hardware sales may be standalone product sales or are an element of multiple-element or arrangements. Explain how classification in the statement of operations for stand-alone or multiple-element hardware sales complies with Rules 5-03.1 and 2 of Regulation S-X.

8. Your disclosure indicates that you are reporting gross revenue as it relates to sublicense revenue in accordance with EITF 99-19. Provide us with your analysis of why gross revenue presentation is appropriate under EITF 99-19. Your response should address each of the criteria outlined in this EITF. This analysis should clearly explain in detail why you satisfy each criterion by identifying the specific terms of your transactions and nature of relationship with your customers and suppliers.

9. Your disclosure indicates that you recognize revenues relating to the sale of block licenses when an agreement between the Company and an OEM exists and delivery and acceptance of the intellectual property has occurred (page 30). Clarify for us whether the block license allows the reseller to market multiple copies of the software under one license or allows the reseller to market multiple single licenses of the same software. Clarify when delivery and acceptance of the intellectual property has occurred (i.e., upon delivery to the reseller or the end user). Tell us how your policy complies with paragraph 21 of SOP 97-2.

10. We note your disclosure that revenue from arrangements involving multiple elements is allocated to each element based on the relative fair value. Describe the nature of the elements included in these arrangements.

11. VSOE of fair value is limited to the price charged when the same element is sold separately. See paragraph 10 of SOP 97-2. Tell us why you believe standalone sales of "similar products or services" constitute VSOE which is limited to same element sales.

12. If you offer discounts describe and disclose how you account for those discounts and how they impact your determination of VSOE of fair value.

13. As applicable, revisions to your revenue recognition policy should be addressed in your critical accounting policy disclosures on page 30.

Form 10-Q for the quarter ending October 31, 2005

Note 1. Revenue recognition, page F-6

14. The Kyocera Mita Corporation "Memorandum of Understanding"
(the
"MOU") notes that Peerless is to provide what appear to be three immediate Target Product deliverables, maintenance services consisting of bug fix and error correction for each Target Product and maintenance services over the term of the MOU. Software license rights and intellectual property will also be produced under the MOU.
Tell us and disclose how you are accounting for each identified element of the arrangement clarifying the point in time that revenue and related cost is recognized, the basis for any revenue or cost deferral. If revenue is recognized over a performance period disclose how progress is measured, identify contract milestones and explain how they relate to performance and revenue recognition. Explain and disclose how contract revenue is allocated among elements and disclose contingencies, assumptions and reasonably likely uncertainties. Reference the authoritative literature supporting your accounting. See paragraph 12 of APBO No. 22.

15. Explain to us the basis for your classification of the Kyocera revenue and cost elements within service or product revenues on the face of the statement of operations following Rules 5-03.1 and 2 of
Regulation S-X.

Note 10.  Commitment, page 12

16. We note that in July 2005, the Company decided to discontinue its line of Everest controller products. Tell us how you considered paragraphs 30 and 41-43 of SFAS 144 in determining that classification of the operations of this product line as discontinued operations was not necessary.

******

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or Craig Wilson, Senior Assistant Chief Accountant who supervised this review, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters, or me at
(202) 551-3730 with any other questions.

							Very truly yours,



							Kathleen Collins
      Accounting Branch Chief
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Howard J. Nellor
Peerless Systems Corporation
January 23, 2006
Page 5